EDF and Constellation Energy Announce Comprehensive Agreement

PARIS, France/BALTIMORE, Maryland – Oct. 27, 2010 – EDF S.A. (“EDF”) and Constellation Energy (“Constellation”) (NYSE: CEG) today announced that the companies are pleased to have reached a comprehensive agreement that restructures the companies’ partnership, eliminates the outstanding put option and establishes the full ownership of UniStar Nuclear Energy by EDF. The comprehensive agreement was approved by the boards of directors of both EDF and Constellation.

Under the terms of the agreement, EDF will acquire Constellation’s 50 percent ownership in UniStar for $140 million. Upon completion of the transaction, EDF will be the sole owner of UniStar. In addition to sites for Calvert Cliffs 3 and a potential fourth reactor at Calvert Cliffs, which are both held by UniStar, Constellation will transfer to UniStar potential new nuclear sites at Nine Mile Point and R. E. Ginna in New York State. Constellation will provide some contractual services to UniStar to facilitate a smooth transition. With the sale of its share of UniStar, Constellation will no longer have responsibility for developing or financing a new nuclear plant at Calvert Cliffs 3.

Further to the terms of the agreement, EDF will transfer to Constellation 3.5 million of the shares that it owns in Constellation and will relinquish its seat on the Constellation board. The existing standstill agreement between the companies will be terminated. Constellation will terminate its rights under the existing put option and, as a result, will not sell any of its plants to EDF. The ownership structure of the companies’ existing Constellation Energy Nuclear Group (“CENG”) partnership remains unchanged with Constellation holding 50.01 percent ownership and EDF maintaining 49.99 percent partner status.

The power purchase agreement between CENG and each of Constellation and EDF will be modified to be unit contingent through the end of its term in 2014, and includes commensurate changes to prospective monthly hedges. Pre-existing hedges under the PPA will remain in place as firm sales to Constellation and EDF at the specified price.

Lazard Ltd. acted as financial advisor to EDF and Cleary Gottlieb Steen & Hamilton LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP served as legal counsel. Morgan Stanley and Rothschild served as financial advisor, and Kirkland & Ellis LLP acted as legal advisor, to Constellation Energy.

Media Contact:

EDF in Paris
Carole Trivi	+ 33 (1) 40 42 44 19

EDF in the US:
Kelly Sullivan / Eric Brielmann
at Joele Frank,
Wilkinson Brimmer Katcher:	+ 1 212 355 4449

Constellation Energy:
Lawrence McDonnell:	+ 1 410 470 7433
Media Line:	+ 1 410 470 7433
www.constellation.com

Investor Contact:

EDF
Carine de Boissezon	+ 33 (1) 40 42 45 53
David Newhouse:	+ 33 (1) 40 42 32 45

Constellation Energy:
Carim Khouzami:	+ 1 410 470 6440

About Constellation Energy

Constellation Energy (www.constellation.com) is a leading supplier of energy products and services to wholesale and retail electric and natural gas customers. It owns a diversified fleet of generating units located in the United States and Canada, totaling approximately 9,000 megawatts of generating capacity, and is among the leading advocates for the development of new nuclear plants in the United States. The company delivers electricity and natural gas through the Baltimore Gas and Electric Company (BGE), its regulated utility in Central Maryland. A FORTUNE 500 company headquartered in Baltimore, Constellation Energy had revenues of $15.6 billion in 2009.

About EDF

The EDF Group, one of the leaders in the energy market in Europe, is an integrated energy company active in all businesses: generation, transmission, distribution, energy supply and trading. The Group is the leading electricity producer in Europe. In France, it has mainly nuclear and hydraulic production facilities where 95% of the electricity output involves no CO2 emissions. EDF's transport and distribution subsidiaries in France operate 1,285,000 km of low and medium voltage overhead and underground electricity lines and around 100,000 km of high and very high voltage networks. The Group is involved in supplying energy and services to around 38 million customers around the world, including close to 28 million in France. The Group generated consolidated sales of €66.3 billion in 2009, of which 49% in Europe excluding France. EDF is listed on the Paris Stock Exchange and is a member of the CAC 40 index.